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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Asia Pacific Wire & Cable Corporation Limited
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
G0535E106
(CUSIP Number)
Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0535E106	Page	2	of	15

1	NAMES OF REPORTING PERSONS: MSD Capital, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	74-2880190

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,766,154

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,766,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,766,154

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	G0535E106	Page	3	of	15

1	NAMES OF REPORTING PERSONS: SOF Investments, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	30-0090869

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,766,154

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,766,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,766,154

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Item 1. Security and Issuer.
     This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Asia Pacific Wire & Cable Corporation Limited, a Bermuda corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7th Floor, No. 132 Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan, Republic of China.
Item 2. Identity and Background.
     (a) The names of the persons filing this Schedule 13D are MSD Capital, L.P., a Delaware limited partnership (“MSD”), and SOF Investments, L.P., a Delaware limited partnership (“SOF”). MSD and SOF are collectively referred to in this Schedule 13D as the “Reporting Persons.”
     (b) The principal business address of the Reporting Persons is 645 Fifth Avenue, 21st Floor, New York, New York 10022.
     (c) This Schedule 13D is filed on behalf of MSD and SOF. SOF is the record and direct beneficial owner of the shares of Common Stock reported herein. MSD is the general partner of SOF. MSD Capital Management LLC, a Delaware limited liability company (“MSD Management”), is the general partner of MSD. Michael S. Dell is the controlling member of MSD Management. The principal business of SOF is purchasing, holding and selling securities for investment purposes. The principal business of MSD is investment management. The principal business of MSD Management is serving as the general partner of MSD. The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of the Board of Dell Inc.
     (d) and (e) During the past five years, none of the foregoing entities or persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) MSD, SOF, and MSD Management are organized under the laws of the State of Delaware, and Mr. Dell is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
     SOF acquired 2,766,154 shares of Common Stock in a privately negotiated transaction for an aggregate purchase price of approximately $11,756,154.50, plus $276,615.40 in commissions, using working capital.
Item 4. Purpose of Transaction.
     The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.
     In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by the Reporting

Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.
Item 5. Interest in Securities of the Issuer.
     (a) As of July 6, 2007, the Reporting Persons may be deemed to beneficially own 2,766,154 shares of Common Stock (which represents approximately 20.0% of the outstanding Common Stock of the Issuer).
     (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
MSD Capital, L.P.	0	2,766,154	0	2,766,154
SOF Investments, L.P.	0	2,766,154	0	2,766,154
     (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.
     During the past sixty days, the Reporting Persons effected the following purchases of shares of Common Stock in a privately negotiated transaction:

Date	Price	MSD	SBI
6/28/2007	$4.25	0	2,766,154
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as provided herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

     Stock Purchase Agreement
     On June 28, 2007, SINO-JP Fund Co., Ltd., a company incorporated under the laws of the Cayman Islands (“Seller”), SOF and MSD, as guarantor, entered into a Stock Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, SOF acquired 2,766,154 shares of the Issuer’s Common Stock (the “Acquired Shares”) for $4.25 per share in United States dollars, representing an aggregate purchase price of $11,756,154.50.
     In order to induce the Seller to enter into, and perform its obligations under, the Purchase Agreement, MSD guaranteed Seller the due and punctual payment for the Acquired Shares. MSD also guaranteed that the payment for the Acquired Shares would be made without withholding or deduction for, or on account of, any taxes, duties, levies, costs or other charges.
     Representations and Warranties
     The Purchase Agreement contained customary representations and warranties of the Seller, including that:
(i)	Seller was duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and had all requisite corporate power and authority to own the Acquired Shares;

(ii)	Seller had full corporate power to execute and deliver the Purchase Agreement and to perform its obligations thereunder and to consummate the transactions contemplated thereby;

(iii)	the execution and delivery of the Purchase Agreement, the performance of Seller’s obligations thereunder and the consummation of the transactions contemplated thereby were duly and validly authorized by all necessary corporate proceedings on the part of Seller;

(iv)	the execution, delivery and performance of the Purchase Agreement and the consummation of the transactions contemplated thereby did not conflict or violate any provision of Seller’s charter or bylaws or similar organizational instrument and did not and will not conflict with or constitute a breach of any term, default or permit acceleration of maturity under any instrument, agreement or document to which Seller was a party or by which it was bound, or require any notice or consent under any law, or regulation, judgment or order of any court applicable to Seller;

(v)	the Purchase Agreement was duly executed and delivered by Seller, and, assuming the due execution by SOF, the Agreement constituted the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms; and

(vi)	Seller was the lawful beneficial owner of the Acquired Shares and had the complete and unrestricted right to sell, transfer, assign and convey the Acquired Shares to SOF. Upon consummation of the transaction as contemplated by the Purchase Agreement, Seller delivered to SOF good title to the Acquired Shares, free and clear of any liens created by Seller. Assuming SOF had the requisite power and authority to be the lawful owner of such shares, upon delivery to SOF of certificates representing the Acquired Shares, SOF acquired all of Seller’s right, title and interest in and to the Acquired Shares and received good and valid title to the Acquired Shares, free and clear of any and all liens created by Seller, it being understood that following the registration of the Acquired Shares on the books and records of the Issuer’s registrar and transfer agent, the registration of the

Acquired Shares must be reflected in the share register of the Issuer maintained by the Issuer’s company secretary in Bermuda.
     Each of SOF and MSD made customary joint representations and warranties to the Seller that:
(i)	such entity was a limited partnership that was duly organized, validly existing and in good standing under the laws of the state of Delaware. Such entity had full power to execute and deliver the Purchase Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby;

(ii)	the execution and delivery of the Purchase Agreement, the performance of such entity’s obligations thereunder and the consummation of the transactions contemplated thereby were duly and validly authorized by all necessary proceedings on its part;

(iii)	the execution, delivery and performance of the Purchase Agreement and the consummation of the transactions contemplated thereby will not conflict or violate any provision of such entity’s organizational documents and did not and will not conflict with or constitute a breach of any term, default or permit acceleration of maturity under any instrument, agreement or document to which such entity was a party or by which it was bound, or require any notice or consent under any law, or regulation, judgment or order of any court applicable to such entity;

(iv)	the Purchase Agreement was duly executed and delivered by such entity, and, assuming the due execution thereof by Seller, the Purchase Agreement constituted such entity’s legal, valid and binding obligation; and

(v)	that (a) SOF was purchasing the Acquired Shares for investment purposes and not with a view to any public resale or other distribution thereof, except in compliance with applicable securities laws; (b) SOF’s financial condition and investments were such that it was in a position to bear the economic risks of the investment and withstand the complete loss of the investment; and (c) SOF had extensive knowledge and experience in financial and business matters and had the capability to evaluate the merits and risks of an investment in the Acquired Shares.
     Covenants and Agreements of Seller and SOF
     The Purchase Agreement also provides that, from time to time, the Seller and SOF will execute and deliver such further instruments of conveyance and transfer and take such other action as may be reasonably required to carry out the purposes and intents of the Purchase Agreement.
     Governing Law
     The Purchase Agreement is to be governed by and construed in accordance with the laws of the State of New York. The courts of the State of New York, in the County of New York, are the exclusive jurisdiction for any claim, action, suit, investigation or proceeding (“Litigation”) arising out of or relating to the Purchase Agreement and the transactions contemplated thereby. Each of the parties also waived any objection to the venue of any Litigation arising out of the Purchase Agreement or the transactions contemplated thereby in any federal or state court located in the County of New York, and waived and agreed not to plead or claim in any such court that any such Litigation brought in any such court has been brought in an inconvenient forum. The parties also waived any right to have a trial by jury in respect of any action, proceeding, or litigation arising out of, under, or in connection with the Purchase Agreement.

          The foregoing description of the Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Purchase Agreement, which is filed as Exhibit 2 hereto, and which is incorporated herein by reference.
     Shareholders’ Agreement
     In connection with SOF’s purchase of the Acquired Shares under the Purchase Agreement, the Issuer, Pacific Electric Wire & Cable Co., Ltd., a Taiwan, ROC company (“PEWC”), and SOF entered into a Shareholders’ Agreement, effective as of June 28, 2007 (the “Shareholders’ Agreement”).
     Corporate Governance Matters
     Board Observer
     The Shareholders’ Agreement provides that SOF is entitled to designate one individual to serve as an observer of the Issuer’s Board of Directors (the “Board Observer”), with the individual designated as the Board Observer being subject to the Issuer’s prior written consent, which consent shall not be unreasonably withheld or delayed. The Board Observer will be entitled to receive (i) notice of and attend all meetings of the Board of Directors, (ii) copies of minutes or consents relating to each action taken by the Board of Directors, and (iii) copies of all documents and other materials distributed to members of the Board of Directors, in each case, at the same time and in the same form as received by members of the Board of Directors (items (i), (ii) and (iii), collectively, the “Board Materials”); provided, however, that any materials provided to the Board Observer pursuant to either clause (ii) or clause (iii) of this sentence may be shared by the Board Observer with SOF and its affiliates, but that such information is to otherwise be kept confidential by the Board Observer, SOF and its affiliates and is not to be disclosed to any other person, except as may be required by applicable law or regulation or legal process.
     SOF, in its sole discretion, may remove, with or without cause at any time and for any reason or no reason, any individual designated as a Board Observer. So long as SOF then owns at least ten percent (10%) of the outstanding shares of the Issuer’s Common Stock, SOF will be entitled to designate a replacement Board Observer. If SOF elects not to designate a Board Observer at any given time, SOF will not be provided with or receive any Board Materials.
          Related Party Matters
          Pursuant to the terms of the Shareholders’ Agreement, the business relationship and all of the commercial transactions between the Issuer or any of its affiliates, on the one hand, and PEWC or any of its affiliates on the other are to be conducted in such a manner that is consistent with the Issuer’s and PEWC’s past customary practices, on such terms and conditions that are equal to, the same as, or better than then current market terms available to the Issuer with respect to the subject matter of each such transaction and in accordance with any applicable legal requirements.
          Corporate Actions
          The Shareholders’ Agreement also provides that the Issuer is required to take all requisite action necessary to call a Board of Directors meeting and a general meeting of the shareholders as soon as practicably possible to (i) approve a new public accounting firm to perform audit services for the Issuer and (ii) amend the Issuer’s Bylaws to delete the reference to Class A and Class B directors (the “Proposals”). The Issuer is obligated to procure that the Board of Directors will recommend that the shareholders vote in favor of the Proposals. The Shareholders’ Agreement also provides that the Issuer, PEWC and SOF must take any and all action reasonably necessary to effectuate the Proposals.

     Tax Covenants
     Controlled Foreign Corporation
     The Issuer and PEWC also agreed to take certain steps so that SOF can timely determine and comply with its U.S. tax reporting and payment obligations with respect to its ownership in the Issuer. With respect to each taxable year of SOF during any part of which SOF holds shares of the Issuer, the Issuer is required to retain the services of a qualified public accounting firm (the “Accounting Firm”) to: (i) determine for each taxable year of SOF whether, for any part of that year, the Issuer was a “Controlled Foreign Corporation” (“CFC”) as defined in Code Section 957 of the U.S. Internal Revenue Code (all references to “Section” are to the U.S. Internal Revenue Code, which is referred to hereinafter as the “Code”) and if so, whether SOF was a “United States shareholder” as defined in Code Section 951(b) with respect to the Issuer for any part of that year, and (ii) if the Issuer is a CFC and SOF is a United States shareholder of the Issuer for any part of such taxable year, determine what amounts, if any, are includible in the gross income of SOF under Code Section 951(a) with respect to the Issuer, (iii) if required by the Instructions to U.S. Internal Revenue Service (“IRS”) Form 5471 “Information Return of U.S. Persons With Respect to Certain Foreign Corporations” or otherwise by law, prepare and timely provide such Form 5471 to SOF for filing by SOF with the IRS with respect to the Company for such taxable year, and (iv) advise SOF as to the U.S. tax treatment of any distribution from the Issuer or of any sale of stock of the Issuer, including the applicability of the U.S. foreign tax credit, whether or not the Issuer was a CFC in the year in which the distribution was made or the shares were sold. The Company must certify in writing to SOF, based on the advice provided by the Accounting Firm, (i) whether or not the Issuer was a CFC for any part of that taxable year, (ii) if the Issuer was a CFC for all or any part of such year, whether or not SOF was a United States shareholder of the Issuer for any part of that taxable year in which the Issuer was also a CFC, and (iii) whether or not Form 5471 is required to be filed by SOF with respect to the Issuer for such taxable year. With respect to each such certification, the Issuer will indemnify SOF, each of the partners of SOF, and each other person to whom any income under Code Section 951(a) may be attributed directly or indirectly from SOF under Code Section 704 or otherwise under the Code (collectively, the “CFC Indemnified Parties”), for any interest and penalties that may be imposed on the CFC Indemnified Parties under the Code with respect to taxes owed on income determined to be reportable under Code Section 951(a) but that was not reported on Form 5471, as well as for reasonable attorney’s fees incurred by the CFC Indemnified Parties in defending against any challenge by the IRS to a decision to not file Form 5471 based upon the Company’s certification or, if one was filed, the correctness of the Form 5471.
     If the Accounting Firm determines that (i) the Issuer is a CFC, (ii) SOF is a United States shareholder, and (iii) an amount is includible in SOF’s gross income under Code Section 951(a), the Issuer will, at the request of SOF and to the extent permitted by law, make a distribution to its shareholders, including SOF, on their respective shares in an amount (in the case of SOF) equal to the amount of such inclusion multiplied by the highest marginal income tax rate for individuals in the United States in effect for the applicable year. Such distribution will be made by no later than sixty (60) days following the day SOF files the Form 5471 with the IRS to report the includible amount. If it is determined that SOF owes any additional amount of tax as a result of a challenge by the IRS as contemplated by the Shareholders’ Agreement or as a result of an amendment to the Form 5471 for any reason at the request or recommendation of the Accounting Firm, the Issuer will make an additional shareholder distribution hereunder to cover such additional amount.
     The Shareholders’ Agreement also provides that by no later than sixty (60) days prior to any proposed sale or other transfer by PEWC of any of the shares PEWC owns, if immediately prior to such proposed sale or other transfer the Issuer is not a CFC or, if the Issuer is a CFC, SOF is not a “United States shareholder” of the Issuer as defined in Code Section 951(b), PEWC shall notify the Issuer, SOF, and the Accounting Firm of the proposed sale or other transfer. Such notification will include: (i) whether or not the contemplated purchaser or other transferee is a “U.S. person” as defined in the instructions to IRS Forms W-9 and W-8BEN, (ii) the number of shares of each class of stock of the Issuer that PEWC proposes to sell or otherwise transfer, (iii) in the case of a sale of shares, the anticipated purchase price of the shares, and (iv) the anticipated date of the transfer of the shares. Immediately upon receipt of such notification, the Issuer must ask the Accounting Firm to make a determination as to whether such sale or other transfer will cause the Issuer to be a CFC and, if the Issuer is or will become a CFC as a result of the sale, will cause SOF to become a United States shareholder with respect to the Issuer. If the Accounting Firm determines that, as a result of the sale or other transfer, the Issuer will become a CFC and that SOF will be a United States shareholder with respect to the Issuer, PEWC will have the obligation, exercisable solely at SOF’s discretion, to purchase from SOF all or any portion of the shares held by SOF as SOF, in its sole discretion, decides, at a price per share that is equal to the greater of: (i) the purchase price of such shares as set forth in a binding agreement between PEWC and the proposed purchaser, or (ii) the average closing price of the Common Stock during the trailing thirty (30) trading days. PEWC will require any transferee to agree in writing to the Issuer and SOF to assume PEWC’s obligations under the Shareholders’ Agreement, including but not limited to PEWC’s obligations with respect to the shares being purchased by such purchaser or otherwise acquired by such transferee. Any purported sale or other transfer of shares by PEWC, or by any subsequent holder of shares acquired from PEWC or from any such subsequent holder, that is not in compliance with the Shareholders’ Agreement will be null and void, and will not be registered in the share register of the Issuer.
     Passive Foreign Investment Company
     With respect to each taxable year of SOF during any part of which SOF held shares of the Issuer, the Issuer is also required to engage the Accounting Firm to determine whether the Issuer is a “passive foreign investment company” (“PFIC”) as defined in Code Section 1297, and if so: (i) to assist SOF to determine whether to make a “qualified electing fund” election under Code Section 1295 (“QEF Election”) and any other election that may be available under the PFIC Rules of the Code (Sections 1291 through 1298) (the “PFIC Rules”), and if so, to make any such election (which shall be at the sole discretion of SOF), (ii) to determine what additional amounts of taxes that may be due or additional amounts of income that may be includible in the gross income of SOF for such taxable year and the character of such income under the PFIC Rules, whether as the result of an “excess distribution” under Code Section 1291 or pursuant to the rules applicable under a QEF Election or any other election made under the PFIC Rules, and (iii) to prepare and provide to SOF Form 8621 “Return of a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund” for timely filing by SOF with the IRS with respect to the Company for such taxable year. The Company must certify in writing to SOF, based on the advice provided by the Accounting Firm, either that the Issuer was not a PFIC for any part of that taxable year, or that the Issuer was a PFIC for some portion of that taxable year but that Form 8621 was nevertheless not required to be filed for that taxable year, or that the Issuer was a PFIC for that taxable year and that a Form 8621 was required to be filed by SOF for that year with respect to the Issuer. With respect to each certification, the Issuer will indemnify SOF, each of the partners of SOF, and each other person to whom any item of income or tax obligation under the PFIC rules may be attributed directly or indirectly from SOF under the Code (collectively, the “PFIC Indemnified Parties”), for any interest and penalties that may be imposed on the PFIC Indemnified Parties under the Code with respect to taxes (including any interest treated as part of the “deferred tax amount”) owed or on income determined to be reportable under the PFIC rules but that was not reported on Form 8621, as well as for reasonably attorney’s fees incurred by the PFIC Indemnified Parties in defending against any challenge by the IRS a decision to not file Form 8621 based upon the Issuer’s certification or, if one was filed, the correctness of the Form 8621.
     If it is determined that SOF owes an additional amount of tax or otherwise that an amount is includible in SOF’s gross income under the PFIC Rules, the Issuer will, at the request of SOF and to the extent permitted by law, make a distribution to its shareholders, including SOF, on their respective shares in an amount (in the case of SOF) equal to the amount of such additional tax or, with respect to an inclusion in income, such inclusion multiplied by the highest marginal income tax rate for individuals in the United States in effect for the year with respect to which such inclusion occurs. Any such distribution will be made by no more than sixty (60) days after SOF files the Form 8621 with the IRS to report the additional taxes or includible amount. If it is determined that SOF owes any additional amount of tax as a result of a challenge by the IRS as contemplated by the Shareholders’ Agreement or as a result of an amendment to the Form 8621 for any reason at the request or recommendation of the Accounting Firm, the Issuer will make an additional shareholder distribution to cover such additional amount.

     Tag-Along Rights
     The Shareholders’ Agreement provides that if PEWC proposes to transfer to any party that is not one of PEWC’s subsidiaries (a “Tag Along Transferee”), in one transaction or a series of related transactions, (i) more than five percent (5.0%) of the issued and outstanding shares of the Issuer’s Common Stock or (ii) shares that, when combined with the holdings of the Tag Along Transferee and its affiliates and any other group members, would result in such group owning five percent (5.0%) or more of the Issuer’s outstanding Common Stock, then PEWC is required to offer SOF the right to include in its transfer to the Tag Along Transferee a pro rata portion of its shares on the same terms and conditions as PEWC.
     Registration Rights
     The Shareholders’ Agreement provides SOF with certain registration rights. Specifically, as promptly as possible after receiving all requisite information necessary for filing of a registration statement, the Issuer must use its reasonable best efforts to prepare and file with the SEC a registration statement or statements covering, among such other securities as may be offered from time to time by the Issuer, the resale of the “Registrable Securities” for an offering to be made on a continuous basis pursuant to Rule 415. “Registrable Securities” includes the shares beneficially owned by SOF (and SOF’s permitted assignees under the Shareholders’ Agreement, if any) or any SOF transferee (but only with respect to the shares of Common Stock so transferred) who agrees to be bound by the terms and conditions of the Shareholders’ Agreement, which shares were acquired by SOF pursuant to the Purchase Agreement or the terms of the Shareholders’ Agreement; provided, however, that Registrable Securities does not include any shares (i) the sale of which have been registered pursuant to the Securities Act and which shares have been sold pursuant to such registration or (ii) which have been sold pursuant to Rule 144 or Rule 144A of the SEC under the Securities Act of 1933 (the “Securities Act”).
     The Issuer must use its reasonable best efforts to cause any such registration statement required by the Shareholders’ Agreement to be declared effective as promptly as possible after being filed, and to keep such registration statement effective until (i) all Registrable Securities either have been sold or may be sold without volume restrictions pursuant to Rule 144(k) and (ii) SOF receives freely transferable shares from the Issuer’s transfer agent.
     If (i) any such registration statement is not declared effective by November 30, 2008, or (ii) any such registration statement ceases to remain continuously effective for any reason after the effectiveness date and during any time when the registration statement is required to be effective, or SOF is otherwise not permitted to utilize the prospectus therein to resell such Registrable Securities, in either case, for more than fifteen (15) consecutive trading days or more than an aggregate of forty-five (45) trading days during any twelve month period (an “Event”), then the “Put Right” (defined below) will become immediately exercisable and will continue until such event has been cured. During the term of the Shareholders’ Agreement and until the end of the effectiveness period of the registration statement, the Issuer must not grant any demand or incidental registration rights that are not subordinate or pari passu with the registration rights granted to SOF under the Shareholders’ Agreement without the prior written consent of SOF, which consent shall not be unreasonably withheld or delayed.
     Pursuant to the terms of the Shareholders’ Agreement, SOF may elect for an offering of Registrable Securities to be in the form of an underwritten offering; provided, however, that the Issuer will not be obligated to effect more than two (2) such underwritten offerings in the aggregate on behalf of SOF and its permitted transferees.
     The Shareholders’ Agreement also grants SOF piggyback registration rights if the Issuer determines to file a registration statement with the SEC for its own account or the account of others, subject to certain standard exceptions.

     The Issuer will be responsible for substantially all fees and expenses incurred in connection with the foregoing registration rights excluding underwriting fees, discounts and commissions attributable to the sale of Registrable Securities.
     Listing of Common Stock
     The Shareholders’ Agreement provides that the Issuer must use its reasonable best efforts to have its Common Stock listed on either the Nasdaq Stock Market, Inc. (Global Market or Global Select Market), the American Stock Exchange LLC, the New York Stock Exchange LLC (a “US Securities Market”) or one or more of the principal or secondary exchanges for the public trading of equity securities in any of Hong Kong, Tokyo or Singapore (a “Foreign Securities Market” and together with a US Securities Market, a “Securities Market”), either in connection with a dual listing of the Common Stock or as a transfer of its listing as contemplated by the Shareholders’ Agreement as promptly as possible after the date of the Shareholders’ Agreement, with it being understood that, prior to the listing of the Common Stock on any Securities Market, the Company must finalize the audit of its financial statements for each of the fiscal years ended December 31, 2004, 2005 and 2006 and otherwise qualify with the respective Securities Market’s applicable listing requirements. The parties agree that SOF will suffer irreparable damages if the Issuer fails to have the shares listed on a Securities Market by January 31, 2009. Accordingly, the Put Right described below becomes exercisable upon the occurrence of a Put Event and continues so long as such Put Event has not been cured.
     In the event that the Issuer determines to transfer its public listing to a Foreign Securities Market, the registration rights granted to SOF in the Shareholders’ Agreement will apply to SOF in such market with equal force and effect, subject to reasonably necessary modifications to comply with then applicable rules and regulations of such market.
     Put Right and Option
     Pursuant to the Shareholders’ Agreement, SOF has the right and option (but not the obligation) to sell to PEWC upon the occurrence of a Put Event (defined below), and PEWC agreed to purchase from SOF upon the occurrence of a Put Event, all Registrable Securities then owned by SOF (the “Put Shares”), for an amount equal to the Put Price (defined below) together with interest (calculated on the basis of a 360 day year) on the Put Price, computed from the date of the Shareholders’ Agreement until the closing related to the applicable put right at a rate per annum that is equal to the Libor Rate plus fifty (50) basis points (compounded annually) (the “Put Right”). If the Put Event terminates prior to the closing of such Put Right, the exercise of the Put Right is deemed rescinded and the transaction relating to the Put Right is deemed cancelled, but this will not terminate the existence of a future Put Right upon the triggering of a future Put Event.
     A “Put Event” means any date (i) after November 30, 2008 whereby (A) an Event has occurred and continues to occur or (B) the shares are not quoted on the Nasdaq OTC Bulletin Board or (ii) after January 31, 2009 whereby the shares are not listed on a US Securities Market. The “Put Price” means for (i) shares purchased pursuant to the Purchase Agreement, an aggregate amount equal to the product of (a) the number of shares being sold and (b) US$4.35 and (ii) shares purchased under the preemptive right provisions of the Shareholders’ Agreement, an aggregate amount equal to the purchase price therefor.
          Preemptive Rights
          If the Issuer decides to sell any equity securities or other securities convertible into or exchangeable for equity securities, then SOF will have the right and option to buy from the Issuer a pro rata amount of the same securities (based on SOF’s ownership percentage of the Issuer’s outstanding shares) and on the same terms and subject to the same conditions as such securities are being sold to the purchasing parties; provided, however, such right will not apply to certain customary permitted issuances (the “Preemptive Right”).

          Termination
     The provisions of the Shareholders’ Agreement shall terminate as follows:
(i)	The rights and obligations related to appointing a Board Observer (Section 3.1) terminate once SOF ceases to own ten percent (10%) of the total outstanding shares of the Issuer’s Common Stock;

(ii)	The rights and obligations with respect to related party transactions (Section 3.2), rights to demand an underwritten offering (Section 6.2), piggyback registration rights (Section 6.3), the Issuer’s obligation to list its Common Stock (Section 6.5), tagalong rights (Article V), and preemptive rights (Article VII) terminate once SOF and all SOF transferees no longer own five percent (5%) of the total outstanding shares of the Issuer’s Common Stock;

(iii)	The tax covenants (Article IV) with regard to (x) controlled foreign corporation status and (y) passive foreign investment company status remain in effect until the date which is six years after the date SOF files the last annual income tax return with the IRS for a fiscal year in which SOF reports holding ten percent (10%) or more of the total outstanding Common Stock and five percent (5%) or more of the total outstanding Common Stock, respectively; and

(iv)	All other provisions of the Shareholders’ Agreement terminate on the date which is thirty (30) days after the last date to occur under (i), (ii), and (iii) above.
     The Shareholders’ Agreement may also be terminated by mutual agreement between each of the parties to the Shareholders’ Agreement.
     Disputes
     Disputes relating to the Shareholders’ Agreement are to be resolved by arbitration in accordance with the rules of the American Arbitration Association. Interpretations of the Shareholders’ Agreement are to be governed by the laws of New York. Further, the parties consent to the jurisdiction of the state and federal courts located in New York County for actions, duties or proceedings arising out of or relating to the Shareholders’ Agreement, and waive any right to a jury trial in connection therewith.
     The foregoing description of the Shareholders’ Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Shareholders’ Agreement, which is filed as Exhibit 3 hereto, and which is incorporated herein by reference.
     Reimbursement Letter
     In connection with the transactions contemplated by the Shareholders’ Agreement, PEWC and SOF entered into a fee reimbursement letter (the “Reimbursement Letter”), dated as of June 28, 2007. The parties thereto agreed that contemporaneously with the closing of the Shareholders’ Agreement, PEWC was to reimburse SOF for up to $150,000 of SOF’s legal expenses related to the negotiation, execution and delivery of the Shareholders’ Agreement and related transactions consummated simultaneously therewith.
     The foregoing description of the Reimbursement Letter is not intended to be complete and is qualified in its entirety by the complete text of the Reimbursement Letter, which is filed as Exhibit 4 hereto, and which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of July 9, 2007, by and between MSD Capital, L.P. and SOF Investments, L.P.

Exhibit 2	Stock Purchase Agreement, dated as of June 28, 2007, by and among SINO-JP Fund Co., Ltd., SOF Investments, L.P., and MSD Capital, L.P.

Exhibit 3	Shareholders’ Agreement, dated as of June 28, 2007, by and among Asia Pacific Wire & Cable Corporation Limited, Pacific Electric Wire & Cable Co., Ltd., and SOF Investments, L.P.

Exhibit 4	Reimbursement Letter, dated as of June 28, 2007, by and between Pacific Electric Wire & Cable Co., Ltd. and SOF Investments, L.P.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Date: July 9, 2007

MSD CAPITAL, L.P.

By:	MSD Capital Management LLC, its general partner

	By:	/s/ Marc R. Lisker

Marc R. Lisker
Manager and General Counsel

SOF INVESTMENTS, L.P.

By:	MSD Capital, L.P., its general partner
By:	MSD Capital Management LLC, its general partner

	By:	/s/ Marc R. Lisker

Marc R. Lisker
Manager and General Counsel

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of July 9, 2007, by and between MSD Capital, L.P. and SOF Investments, L.P.

Exhibit 2	Stock Purchase Agreement, dated as of June 28, 2007, by and among SINO-JP Fund Co., Ltd., SOF Investments, L.P., and MSD Capital, L.P.

Exhibit 3	Shareholders’ Agreement, dated as of June 28, 2007, by and among Asia Pacific Wire & Cable Corporation Limited, Pacific Electric Wire & Cable Co., Ltd., and SOF Investments, L.P.

Exhibit 4	Reimbursement Letter, dated as of June 28, 2007, by and between Pacific Electric Wire & Cable Co., Ltd. and SOF Investments, L.P.